Exhibit 4.8

                                 SURGILIGHT INC.
                         12001 Science Drive, Suite 140
                                Orlando, FL 32826

                                December 11, 2001



Mr. Chai Chuan Chen
#38 Ho Kun Taiping Village
Lin-Ko Taipei, Taiwan

            Re: Amendment to Agreement

Dear Mr. Chen:

     This letter amends the terms of the Agreement between you and SurgiLight, Inc. (the "Company") dated October 12, 2000 (the "Agreement"). The terms of this letter supercede the terms of the Agreement, and by your signature at the end of this letter, we mutually agree that the Agreement is terminated, void, and no longer of any force or effect as of October 12, 2001.

     The terms of our new understanding are as follows:

1. This letter confirms that you delivered to the Company 160,000 free trading shares (the "Shares") of the Company's common stock pursuant to the Agreement, which the Company pledged to secure a debt obligation to Premier Laser Systems, Inc.

2. Interest was to accrue on the value of the Shares at the rate of 10% per annum (the "Accrued Interest").

3. As repayment for the Shares, the Company agrees to issue you 160,000 replacement shares of common stock, plus an additional number of shares of common stock equal to the value of the Accrued Interest. The number of shares to be issued in payment of the Accrued Interest is determined based on the average of the closing price for the Company's common stock for every trading day since the date of the Agreement ($2.27), multiplied by the original number of shares (160,000), then multiplied by 16/12 (the agreed 16-month period over which the Accrued Interest is calculated, divided by twelve to arrive at an annual figure), then multiplied by 10% (the annual rate of interest), and then divided by the current closing price for the Company's common stock ($.30). This formula results in 160,887 additional shares to be issued as payment of the Accrued Interest. Thus, the total number of shares to be issued to you in full payment for the Shares is 320,887 shares of newly issued shares of the Company's common stock (the "New Shares").

4. The Company agrees to register the New Shares in a Form SB-2 Registration Statement that the Company currently is preparing to file with the U.S. Securities and Exchange Commission ("SEC"). We anticipate that this Registration Statement will be declared effective and the New Shares deemed freely re-sellable within approximately 90 days after the Form SB-2 is filed with the SEC. The Company will not have any liability to you for delays in this Registration Statement being declared effective.




     Please confirm your understanding of and agreement to these terms by signing and dating where indicated below and returning your signed copy to us via Fax.

                                   Sincerely,

                            /s/ Timothy J. Shea, COO
                            --------------------------
                               Timothy J. Shea, COO


I hereby agree to the above terms and conditions.


/s/
----------------------------------
     Chai Chuan Chen

December ___, 2001